SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Geos Communications, Inc.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

37363N 102

(CUSIP Number)

Jonathan Serbin
c/o Duo Guo
228 Mei Yuan Road
Room 820
Shanghai, China 200070

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 37363N 102	13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS Jonathan Serbin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,498,440
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,498,440
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,498,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.75%*
14	TYPE OF REPORTING PERSON IN

*	Based on 32,385,095 outstanding shares of common stock of Geos Communications, Inc., as reported on the Quarterly Report on Form 10-Q filed by Geos Communications. Inc. on November 16, 2009.

CUSIP: 37363N 102	13D	Page 3 of 5

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to Series G Convertible Preferred Stock, no par value per share (“Series G Stock”), of Geos Communications, Inc. (the “Issuer”) and warrants to purchase shares of Series G Stock of the Issuer, which such Series G Stock is convertible into shares of common stock, no par value (the “Common Stock”), of the Issuer. The issuer’s principal executive offices are located at 430 N. Carroll Ave., Suite 120, Southlake, TX 76092.

ITEM 2.	IDENTITY AND BACKGROUND.

The person filing this statement is Jonathan Serbin, an individual (the “Reporting Person”). The business address for the Reporting Person is c/o Duo Guo, 228 Mei Yuan Road, Room 820, Shanghai, China 200070.  The Reporting Person is currently serving as the Chief Executive Officer of D Mobile, Inc.  The name and principal business address of the Reporting Person’s employer are as follows: D Mobile, Inc., c/o Duo Guo, 228 Mei Yuan Road, Room 820, Shanghai, China 200070.  The principal business of D Mobile, Inc. is provision of retail services for downloadable mobile content, such as games, movies, music ringtones and applications.  The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.  The Reporting Person is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

 In accordance with the terms of the Agreement and Plan of Merger (the “Plan of Merger”) among the Issuer, Duo Guo Acquisitions, Inc., D Mobile, Inc. and the Reporting Person dated February 12, 2010, pursuant to which D Mobile, Inc. merged with and into Duo Guo Acquisitions, Inc. (the “Merger”), the Reporting Person received 1717.75 shares of Series G Stock of the Issuer and warrants to purchase 31.47 shares of Series G Stock of the Issuer at a price of $0.50 per share, (collectively, the “Merger Consideration”).  The number of shares of Common Stock issuable upon conversion of the Merger Consideration is 3,498,440 shares.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Person has acquired the securities described above for investment purposes as part of the Merger. Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP: 37363N 102	13D	Page 4 of 5

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

The Reporting Person may determine to acquire additional Common Stock through open market purchases or otherwise, sell Common Stock through the open market or otherwise, or otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer.  Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that the Reporting Person will take any such actions.  The Reporting Person reserves the right to change its intentions and to develop plans or proposals that could result in any of the transactions described in subparagraphs (a) through (j) above, or any other transaction which the Reporting Person believes could enhance shareholder value.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)  As of the date hereof, the Reporting Person, may be deemed to be the beneficial owner of 3,498,440 shares of the Issuer’s Common Stock, representing approximately 9.75% of the Issuer’s outstanding shares of Common Stock. The percentage of the Issuer’s outstanding shares of Common Stock is based on 32,385,095 shares of Common Stock of the Issuer, as reported on the Issuer’s Quarterly Report on Form 10-Q filed November 16, 2009 plus the 3,498,440 shares beneficially owned by the Reporting Person.

The Reporting Person has the power to dispose or direct the disposition of (i) 1717.75 shares of Series G Stock of the Issuer, which such Series G Stock is convertible into 3,435,500 shares of Common Stock of the Issuer and (ii) warrants to purchase 31.37 shares of Series G Stock of the Issuer at a price of $0.50 per share, which such Series G Stock is convertible into 62,940 shares of Common Stock of the Issuer.

Other than as set forth above, the Reporting Person named herein is not the beneficial owner of any shares of the Company’s Common Stock.

(b)  The Reporting Person has sole voting (and power to direct the vote) and dispositive power (and power to direct the disposition) over the shares described in (a) above.

(c)  As described in Item 3 above, on February 12, 2010 the Plan of Merger was executed.  In accordance with the terms and provisions of the Plan of Merger, on March 5, 2010, the Issuer issued to the Reporting Person the Merger Consideration, which consisted of (i) 1717.75 shares of Series G Stock of the Issuer, which such Series G Stock is convertible into 3,435,500 shares of Common Stock of the Issuer and (ii) warrants to purchase 31.37 shares of Series G Stock of the Issuer at a price of $0.50 per share, which such Series G Stock is convertible into 62,940 shares of Common Stock of the Issuer. Additional details regarding the Merger and Merger Consideration are provided on the Current Report on Form 8-K filed by the Issuer on February 19, 2010.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described herein, there are no contracts, arrangements, understandings, or relationships between the Reporting Person and any other person with respect to securities of the Issuer.

CUSIP: 37363N 102	13D	Page 5 of 5

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2010

/s/ Jonathan Serbin
Jonathan Serbin